UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 4, 2008

Kabel Deutschland GmbH

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number 333-137371

Kabel Deutschland Vertrieb und Service GmbH & Co. KG

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number 333-137371-01

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I N V E S T O R   R E L A T I O N S   R E L E A S E

German Federal Cartel Office approves acquisition of cable networks serving 1.1 million connected TV households

•      By integrating the cable networks Kabel Deutschland creates more competition in Internet and telephony markets

•      Approximately one million households for the first time will have access to Kabel Deutschland’s triple play offerings comprising digital TV, Internet and telephony

Unterfoehring, April 4, 2008 — The German Federal Cartel Office has given Kabel Deutschland (KDG) the green light to purchase cable networks serving approximately 1.1 million connected cable households. With the transaction KDG predominantly increases its direct customer access.

The cable assets were sold by the Orion-Group. Closing of the transaction is expected to take place towards the end of April 2008. The connected households are located in the federal states of Bavaria, Bremen, Hamburg, Mecklenburg-Western Pomerania, Lower Saxony, Rhineland-Palatinate, Saarland and Schleswig-Holstein.

“The deal that has been approved today will provide many cable customers with an attractive alternative to DSL offerings for the first time. We appreciate that the Federal Cartel Office’s decision takes into consideration our high investments in network upgrades. More and more of our customers decide in favour of KDG’s Internet and telephony product offers. This shows the enormous potential of the cable TV infrastructure”, says Kabel Deutschland’s Chief Executive Officer Adrian v. Hammerstein.

Kabel Deutschland sees today’s approval of this transaction as an important milestone to strengthen its end customer business. Once KDG has integrated its newly acquired cable networks, it will supply over 80 percent of its customer base directly and via housing associations. Thus, the acquisition will create the structural preconditions for a further dynamic growth in our Internet and telephony business. During the quarter ended December 31, 2007, twelve percent of the Company’s overall subscription based revenues were generated from Internet and telephony products (previous year’s same quarter six percent).

Kabel Deutschland GmbH

Corporate Communications and Investor Relations

Betastrasse 6-8

D-85774 Unterfoehring

KDG will be offering its Internet and telephony products to the new customers as soon as possible. “We will be approaching our customers proactively to introduce our highly attractive products to them”, says CEO Hammerstein.

About Kabel Deutschland

Kabel Deutschland (KDG) operates cable networks in 13 German states and supplies its services to approx. 9 million connected TV households in Germany. Kabel Deutschland is Germany’s largest cable network operator. The company develops and markets new triple play offers for digital TV, high-speed Internet and telephone connection via cable. KDG offers an open digital TV platform for all program providers. The company operates the networks, markets cable connections and provides comprehensive services for all matters of cable connectivity. In fiscal year 2006/2007 (12 months ended March 31, 2007), Kabel Deutschland reported a total revenue of approx. EUR 1.1 billion. The company has around 2,700 employees.

Contact:

Kabel Deutschland GmbH

Corporate Communications and Investor Relations

Betastr. 6-8

85774 Unterfoehring

Germany

Insa Calsow:	+49 89 / 960 10 - 184; insa.calsow@kabeldeutschland.de
Elmar Baur:	+49 89 / 960 10 - 187; elmar.baur@kabeldeutschland.de
Astrid Adamietz:	+49 89 / 960 10 - 186; astrid.adamietz@kabeldeutschland.de

This release is also available at www.kabeldeutschland.com.

This Investor Relations release contains forward looking statements within the meaning of the ‘safe harbor’ provision of the US securities laws. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, but not limited to, future global economic conditions, market conditions affecting the building sector, foreign exchange rates, intense competition in the markets where we operate, potential environmental liability and capital costs of compliance with applicable laws, regulations and standards in the markets where we operate, diverse political, legal, economic and other conditions affecting the markets where we operate, our ability to successfully integrate business acquisitions and our ability to service our debt requirements). Many of these factors are beyond our control.

Investors and security holders are urged to read our quarterly report available on our website because it will contain important information. We disclaim any obligation to publicly update or revise any forward-looking information.’

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kabel Deutschland GmbH
(Registrant)

Date	April 4, 2008	By	/s/ PAUL THOMASON
Paul Thomason, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kabel Deutschland Vertrieb und Services GmbH & Co KG
(Registrant)

Date:	April 4, 2008	By	/s/ PAUL THOMASON
Paul Thomason, Managing Director